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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34174

SEC MAIL RECEIVED PROCESSING SECTION FEB 21 2003 WASH. D.C. 207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10542 SOUTH JORDAN GATEWAY, SUITE 330
(No. and Street)

SANDY	UTAH	84095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY BEYNON (801) 553-1031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

MAR 1 ? 2003

BM

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **GARY BEYNON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omni Brokerage Inc. has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gary Beynon
Signature

President
Title

Karen Spencer
Notary Public

KAREN SPENCER
NOTARY PUBLIC • STATE of UTAH
10542 S. JORDAN GATEWAY, SUITE 330
SOUTH JORDAN, UT. 84095
COMM. EXP. 08-30-2006

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

OMNI BROKERAGE, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT ACCOUNTANTS
AND
FINANCIAL STATEMENTS

December 31, 2002 and 2001

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

OMNI BROKERAGE, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

(801) 532-22
Fax (801) 532-7944
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
www.hbmcpas.com

REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors
OMNI Brokerage, Inc.

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 14, 2003

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash & cash equivalents	$ 20,734	$ 14,778
Commissions receivable	-	98,670
Total Current Assets	20,734	113,448
Equipment	26,659	4,884
Accumulated depreciation	(1,640)	(4,884)
Total Equipment	25,019	-
Investment	3,300	3,300
Total Assets	$ 49,053	$ 116,748
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 639	$ -
Commission payable	-	87,324
Accrued expenses	1,449	-
Total Current Liabilities	2,088	87,324
Stockholders' Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Accumulated deficit	(31,964)	(49,505)
Total Stockholders' Equity	46,965	29,424
Total Liabilities and Stockholders' Equity	$ 49,053	$ 116,748

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues		
Commissions income	$ 1,799,624	$ 638,421
Other revenue	51,220	2,216
Interest income	120	350
	1,850,964	640,987
Expenses		
Commissions expense	1,554,735	601,707
Office overhead and expense	80,473	16,726
Professional fees	170,468	4,779
Dues and subscriptions	510	560
Depreciation	1,640	-
Other	25,597	5,012
	1,833,423	628,784
Income (Loss) Before Income Tax	17,541	12,203
Provision (Benefit) From Income Tax	-	-
Net Income (Loss)	$ 17,541	$ 12,203

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2000	$ 13,500	$ 65,429	$ (61,708)	$ 17,221
Net Income	-	-	12,203	12,203
Balance at December 31, 2001	13,500	65,429	(49,505)	29,424
Net Income	-	-	17,541	17,541
Balance at December 31, 2002	$ 13,500	$ 65,429	$ (31,964)	$ 46,965

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$ 17,541	$ 12,203
Adjustments to reconcile net income (loss) to cash flows from operating activities:		
Depreciation expense	1,640	-
Changes in assets and liabilities:		
Commissions receivable	98,670	(98,670)
Accounts payable	639	-
Commissions payable	(87,324)	87,324
Accrued expenses	1,449	-
Net Cash From Operating Activities	32,615	857
Cash Flows From Investing Activities		
Purchase of equipment	(26,659)	-
Net Cash From Investing Activities	(26,659)	-
Increase in Cash	5,956	857
Cash At Beginning of Year	14,778	13,921
Cash At End of Year	$ 20,734	$ 14,778
Supplemental Cash Flows Information		
Taxes paid	$ 100	$ 100

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — OMNI Brokerage, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal markets are Utah, California, Arizona, Texas and Florida

Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents. At December 31, 2002, the Company had cash and cash equivalents of $246,123 in excess of FDIC limits.

Property and Equipment — Property and equipment are carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of property and equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income. Depreciation is computed using the straight line method over the estimated useful lives of equipment, which ranges between three and seven years. Depreciation expense for the years ended December 31, 2002 and 2001 was $1,640 and $0, respectively.

Income Taxes — Income taxes are provided using the liability method of accounting in accordance with SFAS 109, *Accounting for Income Taxes*. A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting bases. A valuation allowance is recorded when it is unlikely that the net deferred tax assets will be realized through future operations.

Investments — Investments are recorded at the lower of market or cost with the difference recorded as unrealized gains and losses. At December 31, 2002 and December 31, 2001, the investment account represents amounts paid for the rights to warrants of NASD.

Financial Instruments — Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

NOTE 2 – INCOME TAX

For federal income tax purposes, the Company had $12,504 of net operating loss carry forwards as of December 31, 2002. These net operating loss carry forwards expire between the years 2012 and 2022.

Deferred tax asset as of December 31 consisted of the following:

	2002	2001
Federal	$ 1,783	$ 4,284
State	620	1,487
Total	2,403	5,771
Valuation Allowance	(2,403)	(5,771)
Total	$ —	$ —

The deferred tax asset is the result of net operating loss carryforwards. A valuation allowance was assessed due to the uncertainty that the deferred tax asset will be realized in future periods. During the years ended December 31, 2002 and 2001 the valuation allowance decreased $3,368 and $5,070, respectively.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2002, the Company had net capital of $18,646 which was $13,646 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

At December 31, 2001, the Company had net capital of $26,124 which was $21,124 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.13 to 1.

SUPPLEMENTAL INFORMATION

OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

Total stockholder's equity	$ 46,965
Less non-allowable assets:	
Equipment, net of accumulated depreciation	(25,019)
Purchase of NASD warrants	(3,300)
Net Capital	18,646
Net capital per Focus Report dated December 31, 2002	19,065
Difference	$ (419)
Reconciliation of difference between net capital and net capital per focus report dated December 31, 2002	
Audit adjustments:	
Retained Earnings – prior year audit entries	$ (1,724)
Expenses	1,049
Other	256
	$ (419)
Aggregate Indebtedness	
Accounts Payable and Accrued Expenses	$ 2,088
Computation of Basic Net Capital Requirement	
Net capital	$ 18,646
Minimum net capital required	5,000
Excess Net Capital	$ 13,646
Ratio of Aggregate Indebtedness to Net Capital	0.11 to 1
Ratio of Aggregate Indebtedness to Net Capital Per the Focus Report	0.00 to 1
Difference	(0.11)

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

(801) 532-22
Fax (801) 532-7944
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
www.hbmcpas.com

ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
OMNI Brokerage, Inc.

In planning and performing our audit of the financial statements of OMNI Brokerage, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 14, 2003